Exhibit 1A-12A

Freeborn & Peters LLP Attorneys at Law 311 South Wacker Drive Suite 3000 Chicago, IL 60606 (312) 360-6798 direct (312) 360-6520 fax www.freeborn.com

February 14, 2020

CERES COIN LLC

c/o CM Solutions LLC

39W462 Baert Lane,

St. Charles, Illinois 60175

Attn: Charlie Uchill, COO

Re:	CERES COIN LLC, Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as counsel to CERES COIN LLC, a Delaware limited liability company (the “Company”), in connection with the filing of the referenced Offering Statement (as amended from time to time, the “Offering Statement”) under Regulation A of the Securities Act of 1933, as amended (the “Act”), with the Securities and Exchange Commission (the “SEC”). The Offering Statement relates to the proposed offering and sale of up to $20,000,000 worth of “Coins” (as described therein), and up to $30,000,000 worth of “Tokens” (as described therein) of the Company (individually and collectively, the “Offered Securities”).

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion including, without limitation:

(a)                the Offering Statement, the related offering circular, and those certain other agreements, documents and/or instruments specifically made a part thereof (the foregoing being hereinafter sometimes referred to, individually and collectively, as the “Offering Documents”);

(b)               those certain Organizational Documents (as defined below) of the Company;

(c)                those certain Organizational Documents of each of CM SOLUTIONS LLC (f/k/a “CM Warehouse Solutions”), a Delaware limited liability company, and COOLMELLON, LLC, a Texas limited liability company (individually and collectively, the “Related Entities”); and

(d)               such other documents and records and matters of law as we have deemed necessary or appropriate for purposes of this opinion.

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For purposes hereof, the term “Organizational Documents” means, individually and collectively as the case may be, those certain agreements and other documents identified on Exhibit A attached hereto and made a part hereof.

In connection with the opinions set forth below, we have assumed the following without any investigation or independent confirmation, but to our knowledge such assumptions are not untrue:

A.                that all signatures are genuine and authentic;

B.                 the truth, accuracy, completeness and authenticity of all documents submitted to us as originals and all records made available to us by the Company and the Related Entities (or any of them), and the conformity to complete original documents of all documents submitted to us as certified or photostatic copies;

C.                 that each natural person is of legal age and has sufficient legal capacity to carry out his or her role in the transactions contemplated by the Offering Documents;

D.                that each certificate issued by a government agency or department is accurate, complete and authentic and all official public records (including their proper indexing and filing) are accurate and complete;

E.                 that there has not been any mutual mistake of fact, fraud, duress or undue influence;

F.                  that all representations and warranties as to factual matters set forth in the Offering Documents are true, accurate and complete and do not fail to state any fact the omission of which would render such representations and warranties misleading, untrue or inaccurate; and

G.                the conduct of the Company and each of the Related Entities, and of all persons acting on behalf of the same, has complied with all applicable fiduciary duties.

Based upon the foregoing, but subject to the qualifications and limitations set forth below, we are of the opinion that: (a) each of the Offered Securities have been duly authorized by the Company; and (b) when issued, sold and delivered by the Company against receipt of the purchase price therefor, in the manner contemplated by the Offering Documents, each of the Offered Securities will constitute the valid and legally binding obligation of the Company, enforceable in accordance with its respective terms.

The opinions set forth above are limited and qualified as follows:

1.                  The opinions are based upon existing laws, ordinances and regulations in effect as of this date hereof and as they presently apply and no opinion is to be implied or inferred beyond the matters expressly so stated. Without limiting the generality of the foregoing, it should be noted that this Opinion (and the opinions set forth herein) are expressly limited to the Applicable Laws (as defined below) as in effect (and as they are applied) on the date hereof and we shall have no continuing obligations to inform you of any changes in any Applicable Law, any fact subsequent to the date hereof, and/or any facts of which we become aware after the date hereof, even if the same might otherwise have resulted in a modification of any of the opinions set forth herein.

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2.                  We assume no obligation to supplement this opinion if, after the date of this opinion, any of the Applicable Laws (as defined below) change or we become aware of facts that might change the conclusions expressed in this opinion.

3.                  For purposes of the opinions above, we have relied exclusively on our review of the Offering Documents and the Organizational Documents and our opinion is not intended to provide any conclusion or assurance beyond that conveyed by such Organizational Documents.

4.                  We express no opinion as to any agreements, documents or instruments other than the Offering Documents even though other agreements, documents or instruments may be referenced in any one or more of the Offering Documents.

5.                  We express no opinion as to the agreement of any party to, in any of, the Offering Documents to the jurisdiction of a particular court, to the waiver of the right to jury trial or to be served with process by service upon a designated third party.

6.                  We express no opinion as to any law, statute, rule or regulation to which the Company (and/or any Related Entity, as applicable) may be subject solely as a result of such entity’s legal or regulatory status or the nature of such entity’s business. Further, we express no opinion as to the effect the following might have on the opinions expressed herein: (a) the compliance or non-compliance of the Company (and/or any Related Entity, as applicable) with any state, federal or other laws or regulations applicable to any of the foregoing, and (b) the legal or regulatory status or the nature of the business of the Company (and/or any Related Entity, as applicable).

7.                  We express no opinion as to the legality, validity, binding nature or enforceability of any provision of any of the Offering Documents (or any of them) to the extent that it:

(i)                 provides for self-help remedies;

(ii)               would constitute a waiver of rights to notice or rights of redemption, reinstatement, marshaling of assets, stay and appraisal, or waiver of any other rights that may be found to constitute waivers that are against public policy;

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(iii)             provides that provisions of any of the Offering Documents may only be waived in writing or that no course of conduct between the parties shall operate as a waiver or amendment hereof;

(iv)             provides a waiver of any right to a trial by jury, or in which the parties submit to the jurisdiction of particular courts, or to service or process in a certain manner, to the extent such submission is prohibited by law or in equity;

(v)               purports to provide for the appointment of one party as attorney-in-fact for an adverse party, or granting a party the right to endorse instruments on behalf of another party, or providing that the decision of any particular person will be conclusive or binding on others;

(vi)             provides for waivers of remedies (or the delay or omission of enforcement thereof), disclaimers, liability limitations with respect to third parties, or releases of legal or equitable rights (or access to legal or equitable remedies), or waiver or discharge of defenses;

(vii)           purports to provide for indemnification against the indemnified party’s violation of any state or federal security laws or regulations, or for the indemnified party’s negligence, willful misconduct or illegal acts;

(viii)         purports to provide for a limitation on the rights of persons not a party to the agreement;

(ix)             purports to give any party cumulative remedies to the extent such cumulative remedies purport to compensate, or would have the effect of compensating, the party entitled to the benefits in any amount in excess of the actual loss suffered by such party;

(x)               purports to obligate any party to execute any document after the closing of the transactions contemplated by the Offering Documents if such execution could result in a material change to such party’s rights; and/or

(xi)             relates, in any way, to the methodology for calculating the payment of any amounts contemplated in the Offering Documents (or any of them).

8.                  Except as expressly provided herein, we have not reviewed and do not opine as to: (a) ERISA laws, rules and regulations, or (b) federal or state taxation, banking and/or securities laws, rules or regulations, and/or (c) state “blue sky” laws, rules or regulations.

9.                  Applicable state and federal laws, court decisions and constitutional requirements may limit or render unenforceable certain of the rights and remedies purportedly available to the one or more parties under the Offering Documents, or may give the Company additional time or opportunities to cure defaults.

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10.              We express no opinion as to the strict enforceability of each and every remedy set forth in the Offering Documents, that every remedy available to the parties thereto has been included or that any remedy will be the highest or best remedy.

11.              Our advice on each legal issue addressed in this Opinion represents our opinion as to how that issue would be resolved were it to be considered by the highest court of the jurisdiction upon whose law our opinion on that issue is based. The manner in which any particular issue would be treated in any actual court case would depend in part on facts and circumstances particular to the case.

12.              The law covered by this Opinion is limited to (such laws, together with the related rules, regulations, and the like, individually and collectively, the “Applicable Laws”): (a) the federal securities laws of the United States, and (b) solely with respect to, and solely to the limited extent implied in connection with, our opinions above, the applicable laws of the States of Delaware and Texas which govern limited liability formation, authority, organization and governance.

13.              We furnish this opinion as counsel for the Company and the Related Entities solely for the purposes contemplated by the Offering Documents and this Opinion is limited to the matters set forth herein. No opinion may be inferred or implied beyond the matters expressly contained herein and the opinions expressed herein may be relied upon only in connection with this transaction contemplated by the Offering Documents and only by the Company and each of the Related Entities.

Without our written consent: (a) no person other than the Company, each of the Related Entities, and each of the persons purchasing a security(ies) which are the subject of the Offering Documents, may rely on this opinion letter for any purpose; (b) this opinion letter may not be cited or quoted in any financial statement, prospectus, private placement memorandum or other similar document (including any one or more of the Offering Documents); (c) this opinion letter may not be cited or quoted in any other document or communication which might encourage reliance upon this opinion letter by any person other than the Company and each of the Related Entities, or for any purpose excluded by the restrictions in this Paragraph; and (d) copies of this opinion letter may not be furnished to anyone other than the Company and each of the Related Entities Notwithstanding the foregoing, the Company and/or any Related Entity may furnish (solely for due diligence purposes and not in reliance thereon) a copy of this opinion letter to: (y) any accountant, consultant, counsel or other agent or representative engaged by such entity in connection with the transactions contemplated by the Offering Documents; and/or (z) pursuant to judicial process or government order or requirement of applicable law or regulation. Further, we hereby consent to the use of this opinion as an exhibit to the Offering Statement, provided that, in giving such consent we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the SEC thereunder.

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Sincerely,

Freeborn & Peters LLP

AJZ

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EXHIBIT A

ORGANIZATIONAL DOCUMENTS

Company Organizational Documents:

1.	That certain Certificate of Formation of the Company as filed with the Delaware Secretary of State on November 13, 2017, as amended an in effect;

2.	That certain Operating Agreement of the Company dated as of December 7, 2017; and

3.	That certain Joint Written Consent of the Managers and the Sole Member of the Company, dated as of December 7, 2018, approving, among other things, the sale and issuance of the Offered Securities pursuant to, and the form terms and conditions of each of, the Offering Documents.

CM Solutions LLC (f/k/a “CM Warehouse Solutions”), the sole member of the Company:

1.	That certain Certificate of Formation of CM Solutions LLC as filed with the Delaware Secretary of State on June 15, 2017, as amended an in effect;

2.	That certain Limited Liability Company Agreement of CM Solutions LLC dated as of April 8, 2018; and

3.	That certain Joint Written Consent of the Managers and the Sole Member of CM Solutions LLC, dated as of December 7, 2018, approving, among other things, the sale and issuance of the Offered Securities by the Company pursuant to, and the form terms and conditions of each of, the Offering Documents.

CoolMellon, LLC, the sole member of CM Solutions LLC:

1.	That certain Certificate of Formation of CoolMellon, LLC as filed with the Texas Secretary of State on September 8, 2014, as amended an in effect;

2.	That certain Limited Liability Company Agreement of CoolMellon, LLC dated as of September 8, 2014; and

3.	That certain Joint Written Consent of the Managers and the Members of CoolMellon, LLC, dated as of December 7, 2018, approving, among other things, the sale and issuance of the Offered Securities by the Company pursuant to, and the form terms and conditions of each of, the Offering Documents.